

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

Dino Micacchi
Chief Financial Officer
Joshua Gold Resources Inc.
1033 Pattullo Avenue
Woodstock, Ontario
Canada N4V IC8

  Re: Joshua Gold Resources, Inc.
    Form 10-K for the Fiscal Year Ended December, 31 2020
    File No. 000-53809

Dear Mr. Micacchi:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation